Mail Stop 7010

							December 23, 2005

via U.S. mail and Facsimile

Michael L. Hurt
Chief Executive Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

	Re:	Altra Industrial Motion Inc.
Form S-4/A filed December 9, 2005
File No. 333-124944

Dear Mr. Hurt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed December 9, 2005

General

1. We note that you will have an additional subsidiary guarantor of the notes. To the extent this guarantor is added prior to effectiveness, please refer to our comment number 3 of our letter dated June 13, 2005. If the guarantor is added after effectiveness but prior to the expiration of the offer, the guarantees will need to be added by filing a new registration statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page
38

2. We note that a part of your pro forma adjustment (8) on page 45 and (10) on page 46 removes certain expenses incurred by Hay Hall`s corporate office that will not be acquired as part of the transaction. Although you will not be acquiring this corporate office, it would appear that a portion of the corporate office`s expenses were incurred to support the operations that you will be acquiring and thus, should be reflected in your unaudited pro forma financial statements. Accordingly, please explain in detail your basis for excluding these expenses or please revise.

Non-GAAP Financial Measures, page 52

3. It is unclear to us how you have calculated EBITDA of $20.4 million for the year ended December 31, 2004, on a combined basis, and $2.8 million for the year ended December 31, 2003, based on the amounts presented on pages 56, 57, and 58. Please revise or advise.

Condensed Consolidated Statements of Cash Flows, page F-56

4. We note your payment of additional Kilian purchase price in your cash flows from investing activities for the nine months ended September 30, 2005. Please explain why the return at the end of the third quarter of 2005 of approximately $1.6 million of the purchase price from the acquisition of your predecessor, as discussed on page
F-57, is not included in your cash flows from investing activities for the nine months ended September 30, 2005.

Hay Hall Acquisition

5. We have reviewed your significant subsidiary tests in response to our comment 2. It is unclear to us how you determined the amount to use as your denominator for the income test. This amount should not be the combination of your acquiree`s and your income from continuing operations before taxes, but rather should only be your income from continuing operations before taxes from the most recent annual financial statements filed. Therefore, we would expect your denominator amount to be your income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle from December 1, 2004 through December 31, 2004 on page F-
5. Alternatively, you may use your pro forma (loss) income before income taxes for the fiscal year ended December 31, 2004 on page 41.
If this test exceeds a significance level of 50%, please also provide the financial statements of the acquiree for the year ended December
31, 2002. In addition, if the significance level exceeds 30%, please provide a reconciliation of the financial statements from U.K. GAAP to U.S. GAAP in accordance with Item 17 of Form 20-F for each period presented. Refer to Rule 3-05(c) and Item 17(c)(2)(v) of Form 20-F.

6. Citing relevant accounting literature under UK and US GAAP, please explain in detail your basis for determining that Hay Hall Holdings
Limited is the acquirer of Hay Hall Group Limited for accounting purposes. We note your disclosure on page F-100 that Hay Hall Holdings Limited acquired the majority of the issued share capital of the Hay Hall Group Limited on September 30, 2004 through the issuance of 2,130 shares and cash. We also note on page F-105 that the total outstanding shares of the combined group as of December 31, 2004 is
2,130. Therefore, it appears that, subsequent to the combination, Hay Hall Group Limited`s shareholders hold a larger portion of the voting rights of the combined entity than Hay Hall Holdings Limited`s shareholders. Accordingly, please explain to us your consideration of whether this combination should be accounted for as a reverse recapitalization or a reverse acquisition.

7. If you have concluded that this transaction should not be accounted for as a reverse recapitalization, please present the combined financial statements of Hay Hall Holdings Limited and Hay Hall Group Limited as one set of financial statements with successor results reflecting the operations subsequent to the acquisition, inclusive of the effects of purchase accounting, along side comparative periods representing predecessor operations.

Schedule II-Valuation and Qualifying Accounts, page S-1

8. We note an increase of $511 in your valuation allowance for the period December 1, 2004 through December 31, 2004, as disclosed in your tax rate reconciliation on page F-21. However, the rollfoward of your deferred tax asset valuation allowance on page S-1 discloses no changes for the same period. Please revise this inconsistency or advise as to the basis for this difference.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah,
Branch Chief, at (202) 551-3255. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Chris Edwards, Special Counsel, at (202) 551-3742, or the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Michael L. Hurt
Altra Industrial Motion, Inc.
December 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE